JCDecaux

RECEIVED

2008 DEC -5 A 1:12

FICE OF INTERNATIONAL CORPORATE FINANCE

Mr Paul M. Dudek
Chief of the Office of International Corporate Finance
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

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November 25, 2008

SUPPL

Re: Unsponsored ADR Program

[redacted]

08006150

Dear Mr. Dudek,

Please find enclosed a copy of our certified mail send today to Citibank, NY.

Sincerely yours,

Gerard Degonse
Executive Vice President, Finance – Administration JCDecaux SA

PROCESSED
DEC 09 2008
THOMSON REUTERS

JCDecaux SA
Siège Social : 17, rue Soyer - 92523 Neuilly-sur-Seine Cedex - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

JCDecaux

RECEIVED
2008 DEC -5 A 1:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ms. Patricia Brigantic
CITIBANK
399 Park Avenue
NY 10043 (NEW YORK)
USA

November 25, 2008

Communication Extérieure

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Argentine
Australie
Autriche
Belgique
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Brésil
Bulgarie
Canada
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Croatie
Danemark
Espagne
Estonie
Etats-Unis
Finlande
France
Hongrie
Inde
Irlande
Islande
Italie
Japon
Lettonie
Lituanie
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CERTIFIED MAIL

Re: Unsponsored ADR Program

Dear Ms. Brigantic

We understand that Citibank has filed a registration statement with the U.S. Securities and Exchange Commission with respect to the creation of an unsponsored American Depositary Receipt program relating to shares of JCDecaux SA. We are quite surprised that you would do this without notifying us and obtaining our consent.

The creation of ADRs with respect to our shares is not consistent with our company's strategy. In addition, we are concerned that it might increase our legal exposure and costs consequently in areas such as D&O insurance. As a result, we strongly object to the creation of the program and we request that you terminate it as quickly as possible.

Sincerely yours,

Gérard Degonse
Executive Vice President, Finance – Administration JCDecaux SA

cc:
- Mr Herman H.Raspe. Esq.. Patterson Belknap Webb & Tyler LLP
- S.E.C.
- M. Jean-Claude Gruffat. Citibank Paris

END